Exhibit A

Ceragon Awarded Multi-Million Dollar Contract to
Deliver Connectivity as a Service to Offshore Field for
a Major Global Energy Player

Ceragon to sign a managed services deal to provide a low-latency, high bandwidth connection to one of the world’s largest oil production fields off the coast of West Africa

Little Falls, New Jersey, February 16, 2022 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that it has been awarded a 3 year, multi-million dollar managed services contract from one of the world’s leading multi-national energy companies. In this project, Ceragon will deliver a fully managed, high bandwidth microwave connection to one of the world’s largest oil production fields off the coast of West Africa.

Doron Arazi, Ceragon Networks CEO commented: “This project is a testament to our growing reputation for connecting renewable and traditional offshore energy assets to global networks. Our ability to deliver our hardware, software and expertise as a managed service is in line with our vision for a more service-driven business model across the Energy industry, as well as other private enterprise customers – we call this ‘connectivity as a service’. Letting our customers focus on their own business and providing them with the level of connectivity they need is of a great value to them.  With this model we see a great potential, expanding our business reach in this particular customer, the energy sector, as well as other key private networks. Providing best-in-class, customer tailored service models, is key to our strategy.”

Aligned with its ambitions to improve performance and efficiencies, and unlocking the full benefits of digital transformation technologies, the offshore Energy operator required an extremely reliable, low latency, high bandwidth solution to manage ‘big data’ for its multi-billion-dollar investment offshore. Ceragon was selected for its experience and proven ability to deliver high-reliability, low-latency stabilized hardware solutions in challenging, high-risk environments, where the site is both remote and in motion. What’s more, Ceragon’s ability to package its offering as a fully managed service was an immense benefit. In fact, this service model will provide the foundation for delivering operational enhancements that will accelerate the offshore sites’ digital transformation roadmap and drive production and operational cost savings.

Ceragon will utilize its leading PointLink platform to ensure a world class connection 24/7/365. Its multi-hop solution will deliver a several hundred Mb private connection, with latency below 5 milliseconds and guaranteed SLA and will include full remote and on-site support, with maintenance on board a large Floating Production Storage and Offloading (FPSO) vessel – more than 100 kilometers from the shore.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the effects of general economic conditions and trends on the global and local markets in which we operate, the continued effect of the COVID-19 pandemic on the global economy and markets and on us and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations; the continued effect of the global increase in shipping costs and decrease in shipping slots availability on us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the continuing impact of the components shortage due to the global shortage in semiconductors and chipsets, which have caused, and could continue to cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns in ordering or projects’ deployment and other adverse effects on our industry and the risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business,;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the tape-out of our new chipset; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com